                   April 9, 2010

Via EDGAR
Mr. James Lopez
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      EcoSystem Corporation
Form 10-K/A for Fiscal Year Ended December 31, 2008
Filed May 20, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 20, 2009
File No. 000-32143

Dear Mr. Lopez:

I am writing in response to your letter dated December 30, 2009.  The following includes the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

This letter includes all of the responses contained in the letter that we filed on March 31, 2010.  The responses are expanded in this letter, however.

ACKNOWLEDGEMENT

The undersigned, as Chairman of EcoSystem Corporation, hereby acknowledges that:

➢	EcoSystem Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

➢	Staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

➢	EcoSystem Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Best Regards,

                                           ECOSYSTEM CORPORATION

                                           /S/  Kevin Kreisler
                                           Kevin Kreisler
                                           Chairman

One Penn Plaza, Suite 1612 | New York, NY 10119 | Phone: 212-994-5374 | Facsimile: 646-572-6336
www.eco-system.com

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 15

1.
We note that your audit was conducted in accordance with the “auditing” standards of the PCAOB.  Please advise your independent accountant that their report should indicate their audit was conducted in accordance with the standards of the PCAOB as discussed in PACOB Auditing Standard One.  Please confirm in future filings, including any amendment to this Form 10-K, that you will include an audit report that addresses the issue noted above.

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment we will include a revised audit report in the form annexed hereto as Exhibit A.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 25

2.
Please revise to reconcile the statement that your controls were “adequate and effective” with the statements at the bottom of page 26 that management indentified a material deficiency regarding the “financial statement close process.”

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In Item 9A of the amendment we will replace the text headed “Evaluation of Disclosure Controls and Procedures” with the following text:

Our principal executive officer and principal financial officer participated in and supervised the evaluation of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Act is accumulated and communicated to our management, including our principal executive officer or officers and principal financial officer, to allow timely decisions regarding required disclosure. The Company’s chief executive officer and chief financial officer determined that, as of the end of the period covered by this report, the Company had a material weakness because it did not have a sufficient number of personnel with an appropriate level of knowledge and experience of generally accepted accounting principles in the United States of America (U.S. GAAP) that are commensurate with the Company’s financial reporting requirements. Contributing to this lack of sufficient resources was the unanticipated voluntary turnover of key personnel late in the year.  This material weakness resulted in a number of adjustments to the financial statements during the financial statement close process.  As a result, Management concluded that the Company’s disclosure controls and procedures were not effective at December 31, 2008.

3.
Please revise to clarify the nature of the material weakness regarding the financial close process. For example, it is unclear when the material weakness was identified by whom it was identified and when the material weakness first began.  Also, revise to disclose any specific steps you have taken to remediate the material weakness and any other steps that you anticipate taking to resolve the issue.

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In Item 9A of the amendment, we will replace the third paragraph of the section titled “Management’s Report on Internal Control Over Financial Reporting” with the following text:

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  In connection with management’s assessment of the company’s internal control over financial reporting, management identified the following material weakness in the company’s internal control over financial reporting as of December 31, 2008.  In the course of the audit of the 2008 financial statements, Management determined that at December 31, 2008, the company had a material weakness related to its control environment because it did not have a sufficient number of personnel with an appropriate level of U.S. GAAP knowledge and experience commensurate with its financial reporting requirements.  This material weakness resulted in a number of adjustments to the financial statements during the financial statement close process.  Management determined that the weakness had been exacerbated by the unanticipated voluntary turnover of key personnel late in the year.  The Company plans to correct this deficiency when it has obtained sufficient additional working capital resources to enable the Company to hire additional staff.

NOMINATING, COMPENSATION AND AUDIT COMMITTEE, PAGE 27

4.	Please reconcile the disclosure on page 28 indicating that you do not have an audit committee with the statement on page 29 that services “when approved by the Audit Committee.”

Response:

 When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment, we will replace the last paragraph of Item 14 with the following:

It is the policy of the Company’s Board of Directors that all services other than audit, review or attest services, must be pre-approved by the Board of Directors.  All of the services described above were approved by the Board of Directors.

EXECUTIVE COMPENSATION, PAGE 28

5.
With a view toward disclosure, advise us why the table shows no executive compensation for Mr. Courtright, who was hired in December 2008, and Ms. Flynn.  In this regard, it is unclear when Ms. Flynn was hired.  Please revise accordingly.

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment we will replace the table in Item 11 with the following table:

Name and Principal Position	Annual Compensation Annual Compensation				Long-term Compensation	All Other Compensation

	Year	Salary	Bonus	Other	Shares Granted
Glen Courtright	2008	$8,333	$--	--	--	$--
Chief Executive Officer	2007	--	--	--	--	--
	2006	--	--	--	--	--

Jacqueline Flynn	2008	10,000	--	--	--	--
Chief Financial Officer	2007	--	--	--	--	--
	2006	--	--	--	--	--

6.	In this regard, please file your management employment agreements, or advise.

Response:

Mr. Courtright resigned from his position as the Company’s chief executive officer during 2009. Mr. Courtright had an employment agreement with the Company prior to his resignation.  When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K, in which we will include Mr. Courtright’s employment agreement as an exhibit.  Ms. Flynn and Mr. Kreisler are both at-will employees of the Company. Thus, the Company is party to no employment agreements.

CERTAIN RELATIONSHIPS, PAGE 29

7.
With a view to disclosure, advise us if GreenShift Corporation is a related party.  If it was, but is no longer a related party, advise us of the date and circumstances when it ceased being a related party.

Response:

GreenShift Corporation is a related party. The Company’s subsidiary, EcoSystem Technologies, LLC, is party to an early adopter license agreement with GS CleanTech Corporation, a subsidiary of GreenShift. In addition, the majority shareholder of the Company, Viridis Capital, LLC, is also the majority shareholder of GreenShift Corporation. Viridis is owned by the Company’s chairman and chief executive officer.

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment we will add the following text to the section of Item 13 labeled “Certain Relationships and Related Transactions:”

EcoSystem Corporation is a related party of GreenShift Corporation, as the majority shareholder of the Company, Viridis Capital, LLC, is also the majority shareholder of GreenShift Corporation.  Viridis is owned by the Company’s chairman.  On January 25, 2008, a financing was completed that resulted in EcoSystem becoming the guarantor of the debts of certain subsidiaries of GreenShift Corporation.  The beneficiary of the guarantees was YA Global Investments, LP (“YAGI”), which committed to extend credit to those affiliates.  EcoSystem issued the guarantees because it expects to be the beneficiary of the projects being funded through that credit.  As of December 31, 2008, the outstanding principal and accrued interest of the debt was $44,758,833.

In addition, the Company’s subsidiary, EcoSystem Technologies, LLC, is party to an early adopter license agreement with GS CleanTech Corporation, a subsidiary of GreenShift, pursuant to which EcoSystem Technologies, LLC is permitted to utilize certain technologies owned by GS CleanTech in certain specified applications.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 29

8.	With a view to disclosure, please advise us if Corn 2.0, LLC, as identified in the Form 8-K filed July 30, 2009, was a beneficial holder during the reporting period of the form 10-K.

Response:

Corn 2.0, LLC did not exist as of the December 31, 2008 balance sheet date and thus did not beneficially own any of the Company’s stock during 2008.

EXHIBITS

9.	Please revise your Section 302 certifications to include the paragraph four language concerning internal controls over financial reporting.

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment, we will replace Section 4 of each of the Section 302 certifications with the following text:

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision,  to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this  report is being prepared;

b)  Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

10.	It is unclear why your list of exhibits does not include the guarantee and related agreements with YA Global and GreenShift. Please revise or advise.

Response:

Exhibits 10.2 and 10.3 to the 2008 10-K are the material agreements arising from the January 2008 transaction with YA Global and GreenShift.  .

11.	You do not appear to have filed the exhibits and schedules to the agreement filed with the Form 8-K filed on July 30, 2009. Please file the exhibits and schedules or advise.

Response:

We are today filing an amendment to the Form 8-K filed on July 30, 2009, which contains the exhibits.

SIGNATURES

12.
Please include the signature of your controller or principal accounting officer.  If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please tell us who signed in that capacity and confirm that in future filings you will indicate each capacity in which that officers are signing the report.  However, if you amend the Form 10-K for other reasons, please amend the signature page to conform to this comment.  See Instruction D(2)(b) for Form 10-K.

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment we will include the signature of the principal accounting officer.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2009

ITEM 4 CONTROLS AND PROCEDURES, PAGE 14

13.	Please reconcile the difference between the disclosures in the following statements.

➢
“The Company’s chief executive officer and chief financial officer determined that, as of the end of the period covered by this report, these controls and procedures are adequate and effective in alerting them in a timely manner to material information relating to the Company required to be included in the Company’s periodic SEC Filings (our emphasis)” and

➢
“Management determined that at March 31, 2009, the company had a material weakness because it did not have a sufficient number of personnel with an appropriate level of knowledge and experience of generally accepted accounting principles in the United States of American (U.S. GAAP) that are commensurate with the Company’s financial reporting requirements.  As a result, Management concluded that the Company’s disclosure controls and procedures were not effective at March 31, 2009 (our emphasis).”

Response:

When the Staff has completed its review, we will file an amendment to our March 31, 2009 Form 10-Q.  In Item 9A of the amendment we will replace the text headed “Evaluation of Disclosure Controls and Procedures” with the following text:

Our principal executive officer and principal financial officer participated in and supervised the evaluation of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Act is accumulated and communicated to our management, including our principal executive officer or officers and principal financial officer, to allow timely decisions regarding required disclosure. In the course of the audit of the 2008 financial statements, Management determined that the Company had a material weakness related to its control environment because it did not have a sufficient number of personnel with an appropriate level of U.S. GAAP knowledge and experience commensurate with its financial reporting requirements.  This material weakness resulted in a number of adjustments to the financial statements during the financial statement close process.  Management determined that the weakness had been exacerbated by the unanticipated voluntary turnover of key personnel late in the year.  The Company plans to correct this deficiency when it has obtained sufficient additional working capital resources to enable the Company to hire additional staff. In the meantime, however, Management has concluded that the Company’s disclosure controls and procedures were not effective at March 31, 2009.

14.
In connection with the comment above, please revise your disclosure to detail the nature of the material weakness (when the material weakness was identified, by whom it was identified and when the material weakness first began) and the specific steps that you have taken, if any, to remediate the material weakness and disclosure whether you believe that the material weakness still exist at the end of the period covered by the report.

Response:

Please see the proposed text provided in response to Comment 13 above.

 *         *       *       *       *

Exhibit A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of EcoSystem Corporation and Subsidiaries:

We have audited the accompanying balance sheets of EcoSystem Corporation and Subsidiaries (the Company) as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity (impairment) and cash flows for each of the years in the two-year period ended December 31, 2008. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an  over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EcoSystem Corporation and Subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has a working capital deficiency as of December 31, 2008. These conditions raise substantial douby about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 12, the financial statements as of and for the year ended December 31, 2008, have been restated.

/s/ Rosenberg Rich Baker Berman & Company
Bridgewater, New Jersey
April 15, 2009, except for Note 12 as to which date is May 18, 2009